Exhibit 99.4

CONSENT OF ROBERT E. WILLIAMS, JR.

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “NI 43-101 Technical Report: Maiden Inferred Resource Estimate for Standard Lithium Ltd.’s Franklin Project Located in Hopkins, Franklin, and Titus Counties, Texas, United States” dated November 5, 2025, with an effective date of September 24, 2025 (the “Technical Report”) and the incorporation by reference of the Technical Report into the Registration Statement on Form F-10 of Standard Lithium Ltd. (File No. 333-289110), as amended.

/s/ Robert E. Williams, Jr.
Robert E. Williams, Jr., PG, CPG
Haas & Cobb Petroleum Consultants
Date: August 14, 2026